UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in continuance of and in addition to the information contained in the Notices to the Market disclosed by the Company on February 2, 2017, February 10, 2017, February 20, 2017 and March 29, 2017, hereby informs its shareholders and the market in general that, on this date, the Dutch Court of Appeals, Amsterdam, The Netherlands, granted the appeals against the decisions that had denied the requests for conversion of the suspension of payments proceedings for each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA – In Judicial Reorganization (“Oi Brasil Holdings”) and Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”), and ordered that such suspension of payments proceedings shall be converted into Dutch bankruptcy proceedings. These judgments rendered today by the Dutch Court of Appeals are restricted to Dutch jurisdiction and law and are not definitive. Oi Brasil Holdings and PTIF are going to file an appeal against them with the Dutch Supreme Court.

Oi reiterates that Oi Brasil Holdings and PTIF remain under judicial reorganization in Brazil and clarifies that today’s judgments do not have any impact on the Company’s day by day and operational activities. Oi continues with its healthy operations and strong commercial performance, as well as its sales, installation and maintenance activities, and investments.

Oi reiterates that it has been progressing on the discussions with creditors, potential investors and other stakeholders about the best proposal of a Judicial Reorganization Plan in order to submit it for approval in a Creditors’ Meeting, in accordance with the deadlines and rules provided by law. The goal is to ensure a proposal that guarantees the Company’s operational viability and sustainability and serves all interested parties in a balanced way, allowing Oi to be strengthened at the end of this process.

The Company will keep its shareholders and the market informed of any developments in the subject matter of this Notice to the Market.

Rio de Janeiro, April 19, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer